NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SIGNS TWO CONTRACTS WITH ALBIAN SANDS

Acheson, Canada, June 14, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX, NYSE: NOA) has signed a two-year mining and construction services agreement as well as a $36 million design-build contract for the construction of an aerodrome to support Albian Sands Energy Inc.’s (Albian’s) operations in the Alberta oil sands.

“We have a very good relationship with Albian and we are pleased to be their mining and construction contractor of choice.” said Rod Ruston, President and CEO of NAEP. “In addition, the aerodrome project will be an excellent opportunity to showcase our project management expertise and helps us toward achieving the goal of expanding our industrial division.”

The two-year mining and construction services agreement, effective May 1, 2007, replaces a similar mining services contract which began in March 2002. Under the expanded scope of the new agreement, NAEP will perform heavy construction jobs in addition to supplying labour and equipment to Albian’s mining operations at the Muskeg River Mine, located 70 km north of Fort McMurray.

For the aerodrome project, NAEP is expanding its service offering to include engineering, procurement and final commissioning in addition to the construction of Albian’s Expansion One airstrip and associated facilities. The development is designed to accommodate aircraft sizes up to an Airbus A319 and includes a 2.3 km paved runway with associated taxiways, apron, terminal and support facilities. The private airstrip will be used for employee and executive transportation to and from the site. The aerodrome project is already underway and is scheduled to be completed in October 2007.

NAEP will perform the aerodrome contract through Noramac Ventures Inc. (Noramac). Noramac, an aboriginal company, is a partnership between Fort McKay Construction Ltd., owned by the Fort McKay band, and North American Construction Group Inc., a wholly owned subsidiary of NAEP.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Forward-looking statements
The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws, and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For more information please contact:
Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca